UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

ADC Therapeutics SA
(Name of Subject Company (Issuer))

ADC Therapeutics SA, as Issuer and Offeror
(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

Options to purchase common shares, par value CHF 0.08 per share
(Title of Class of Securities)

H0036K147 for the common shares
(CUSIP Number of Class of Securities)

Peter J. Graham
ADC Therapeutics America, Inc.
430 Mountain Avenue, 4th Floor
Murray Hill, NJ 07974
(908) 546-5556
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Deanna L. Kirkpatrick
Yasin Keshvargar
Kyoko Takahashi Lin
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2023 (as amended, the “Schedule TO”), by ADC Therapeutics SA, a Swiss stock corporation (société anonyme) organized under the laws of Switzerland (the “Company”), relating to the offer by the Company to certain employee optionholders to exchange certain outstanding options to purchase the Company’s common shares for new options to purchase the Company’s common shares (the “Exchange Offer”). This Amendment should be read in conjunction with the Schedule TO and its exhibits. This Amendment is made to amend and supplement the Offer to Exchange Eligible Options for New Options, dated March 6, 2023 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO and responses to certain items of the Schedule TO.

Only those items amended are reported in this Amendment. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO.

Amendments to the Schedule TO

In ITEM 7 (“Source and Amount of Funds or Other Consideration”), the response to ITEM 7(b) (“Conditions”) is restated as follows:

(b) Conditions. Not Applicable.

Amendments to the Offer to Exchange

The Offer to Exchange and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended as follows

In Section 6 (“Conditions of the Exchange Offer”), the first, third and sixth bullets are restated as follows:

•	there shall have been threatened or instituted any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or other person, domestic or foreign, before any court, authority, agency or tribunal that (i) directly or indirectly challenges the making of the Exchange Offer or the exchange of some or all of the Eligible Options tendered for exchange, (ii) otherwise relates in any manner to the Exchange Offer, or (iii) in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), assets, income, operations, prospects or share ownership;

•	there will have occurred:

o	any general suspension of trading in securities on any national securities exchange or automated quotation system or in the over-the-counter market;

o	the declaration of a banking moratorium or any general suspension of commercial banking activities with respect to banks in the United States, in each case, declared by U.S. federal or other relevant regulatory authorities;

o	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit to us by banks or other lending institutions in the United States;

o	in our reasonable judgment, any extraordinary or material adverse change in United States financial markets generally, including a decline of at least 10% in either the Dow Jones Industrial Average or the Standard & Poor’s 500 Index from the date of commencement of the Exchange Offer;

o	the commencement or escalation of a war or other national or international calamity directly or indirectly involving the United States, which could reasonably be expected to affect materially or adversely, or to delay materially, the completion of the Exchange Offer; or

o	any of the situations described above which existed at the time of commencement of the Exchange Offer, where such situation, in our reasonable judgment, deteriorates materially after commencement of the Exchange Offer;

•	any change occurs in our business, financial condition, assets, income, operations, prospects or share ownership that, in our reasonable judgment, is or could be materially adverse to ADC Therapeutics;

In Section 8 (“Information Concerning ADC Therapeutics; Financial Information”), the subsection titled “Financial Information” is restated as follows:

This Offering Memorandum should be read in conjunction with “ITEM 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto, beginning on page 78 and F-1, respectively, of our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 15, 2023 (our “Annual Report”), which is incorporated herein by reference. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. We will also promptly provide without charge to each Eligible Participant to whom we deliver a copy of the Exchange Offer, upon written or oral request, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless specifically incorporated by reference into such documents). Written requests should be directed to hr@adctherapeutics.com.

Set forth below are summary financial information as of and for the years ended December 31, 2022 and 2021 (presented in thousands USD), which should be read in conjunction with our consolidated financial statements and the notes thereto included in our Annual Report, which is incorporated herein by reference as set forth above.

	As of December 31,
	2022	2021
ASSETS
Total current assets	446,015	525,182
Total non-current assets	83,153	92,790
Total assets	529,168	617,972

LIABILITIES AND EQUITY
Total current liabilities	98,957	73,935
Total non-current liabilities	341,484	377,949
Total liabilities	440,441	451,884

Total equity attributable to owners of the parent	88,727	166,088

Total liabilities and equity	529,168	617,972

	For the Years Ended December 31,
	2022	2021
Product revenues, net	74,908	33,917
License revenue	135,000	—
Total revenue	209,908	33,917
Operating expense
Cost of product sales	(4,579)	(1,393)
Research and development expenses	(187,898)	(158,002)
Selling and marketing expenses	(69,052)	(64,780)
General and administrative expenses	(72,006)	(71,462)
Total operating expense	(333,535)	(295,637)
Loss from operations	(123,627)	(261,720)

Other income (expense)
Financial income	17,970	66
Financial expense	(36,924)	(18,340)
Non-operating (expense) income	(12,080)	28,489
Total other (expense) income	(31,034)	10,215
Loss before taxes	(154,661)	(251,505)
Income tax (expense) benefit	(1,139)	21,479
Net loss	(155,800)	(230,026)

Net loss attributable to:
Owners of the parent	(155,800)	(230,026)

Net loss per share
Net loss per share, basic and diluted	(1.99)	(3.00)

Our book value per share as of December 31, 2022, which is the date of the most recent balance sheet incorporated herein by reference, was $0.91 per share.

Our consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). None of the consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Section 15 (“Additional Information”) is restated as follows:

With respect to the Exchange Offer, we have filed the Schedule TO, as may be amended, of which the Exchange Offer is a part. The Exchange Offer document (of which this Offering Memorandum is a part) does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We intend to supplement and amend the Schedule TO to the extent required to reflect information we subsequently file with the SEC. Before making a decision on whether or not to tender your Eligible Options, we highly recommend that you review the Schedule TO, as may be amended, including its exhibits, and the following documents that we have filed with the SEC:

•	our Annual Report on Form 20-F for the year ended December 31, 2022;

•	our Report on Form 6-K filed with the SEC on March 15, 2023 (only with respect to “Compensation Report of ADC Therapeutics SA for the Year Ended December 31, 2022—2. Compensation of the Board of Directors” and “Compensation Report of ADC Therapeutics SA for the Year Ended December 31, 2022—3. Compensation of the Members of Executive Management” in Exhibit 99.1 thereto); and

•	our Registration Statement on Form 8-A filed with the SEC on May 11, 2020, which incorporates by reference the description of our common shares from our Registration Statement on Form F-1, and any amendment or report filed for the purpose of updating such description.

Our SEC filings are available to the public on the SEC’s website at www.sec.gov. We also make available on or through our corporate website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish them to the SEC.

We will also promptly provide without charge to each Eligible Participant to whom we deliver a copy of the Exchange Offer, upon written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless specifically incorporated by reference into such documents). Written requests should be directed to hr@adctherapeutics.com.

The information about us contained in the Exchange Offer should be read together with the information contained in the documents to which we have referred you.

ITEM 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Eligible Options for New Options, dated March 6, 2023
(a)(1)(B)*	Form of Announcement to Eligible Holders
(a)(1)(C)*	Form of Email Providing the Link to the Exchange Offer Election Form on the Option Exchange Portal
(a)(1)(D)*	Form of Option Exchange Election Form on the Option Exchange Portal
(a)(1)(E)*	Form of Email Confirming Receipt of Election Form
(a)(1)(F)*	Form of Reminder Email to Eligible Participants Regarding the Expiration of the Exchange Offer

(a)(1)(G)*	Form of Email to Eligible Participants Confirming Acceptance of Eligible Options
(a)(1)(H)*	Form of Email Notice Regarding Rejection of Options for Exchange
(a)(1)(I)*	Form of New Option Agreement (Unvested Options)
(a)(1)(J)*	Form of New Option Agreement (Partially Vested Options)
(a)(1)(K)	Communication, dated March 3, 2023 (incorporated by reference to Exhibit (a)(1)(A) of the Company’s Tender Offer Statement on Schedule TO filed with the SEC on March 3, 2023)
(a)(1)(L)*	Presentation, dated March 6, 2023
(a)(1)(M)*	Accompanying Script for Presentation, dated March 6, 2023
(b)	Not applicable
(d)(1)	ADC Therapeutics SA 2019 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed with the SEC on March 15, 2023)
(d)(2)	ADC Therapeutics SA Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed with the SEC on June 30, 2022)
(g)	Not applicable
(h)	Not applicable
FILING FEES*	Filing fee table

*       Previously filed with the Tender Offer Statement on Schedule TO on March 6, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADC THERAPEUTICS SA

By:	/s/ Ameet Mallik
	Name:	Ameet Mallik
	Title:	Chief Executive Officer

Date: March 16, 2023